CLIFFORD CHANCE US LLP TWO MANHATTAN WEST 375 9TH AVENUE NEW YORK, NY 10001 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com
August 12, 2024
VIA EDGAR
Ms. Sandra Hunter Berkheimer, Esq.
Mr. Austin Stanton, Esq.
Office of Crypto Assets
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VanEck Solana Trust Registration Statement on Form S-1 Filed June 27, 2024 File No. 333-280517
Dear Ms. Berkheimer and Mr. Stanton:
On behalf of our client, VanEck Solana Trust (the “Trust”), set forth below is the Trust’s response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter to Jan F. van Eck dated July 17, 2024 (the “Comment Letter”) in connection with the Trust’s Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on June 27, 2024. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Registration Statement.
Registration Statement on Form S-1 filed June 27, 2024
General
1.You state that the investment objective of the Trust is to reflect the performance of the price of Solana and that you will meet the objective by holding Solana. The Commission has stated that Solana meets the definition of a security under the federal securities laws. In that regard, we refer you to the complaints filed by the Commission against Binance Holdings Limited, BAM Trading Services Inc., BAM Management US Holdings Inc. and Changpeng Zhao, Coinbase, Inc. and Coinbase Global, Inc., and Payward, Inc. and Payward Ventures, Inc. Therefore, the Trust appears to meet the definition of an investment company under the Investment Company Act of 1940. Please file a request for withdrawal of the registration statement.

CLIFFORD CHANCE US LLP
Ms. Sandra Hunter Berkheimer, Esq.
Mr. Austin Stanton, Esq.
United States Securities and Exchange Commission
August 12, 2024

We respectfully disagree with Staff’s statement in the Comment Letter that “the Trust appears to meet the definition of an investment company under the Investment Company Act of 1940” on the basis that the “Commission has stated that Solana meets the definition of a security under the federal securities laws.” Because we believe the Staff’s statement is based on a misapplication of the law, as explained further below, we respectfully decline to withdraw the Registration Statement and request that the Staff reconsider its position. We believe the Staff’s withdrawal request targeting a third party participant in the secondary market like the Trust is based on indirect theories that courts have rejected, and instead the Commission’s allegations should be addressed directly between the Commission and the issuer of the tokens, consistent with existing court rulings. Further, we believe that Solana tokens may be deemed to be spot commodities, which is consistent with recent court decisions on digital tokens and the Commodity Exchange Act of 1936 (the “CEA”).
The Staff’s withdrawal request is based on unproven, indirect allegations
The sole authorities cited by the Staff in support of its view that the Solana token is a security are the Commission’s as-yet-unproven allegations that Solana is a security, across three complaints that the Commission has filed against (i) Binance Holdings Limited, BAM Trading Services Inc., BAM Management US Holdings Inc. and Changpeng Zhao (collectively, “Binance”);1 (ii) Coinbase, Inc. and Coinbase Global, Inc. (together with Coinbase, Inc., “Coinbase”);2 and (iii) Payward, Inc. and Payward Ventures, Inc. (together with Payward Inc., “Kraken”).3
The Commission asserts in the aforementioned complaints that it believes Solana tokens should be characterized as securities, since in the Commission’s view Solana tokens constitute investment contracts. However, as of the date hereof, none of these cases has resulted in a judicial determination that either Solana tokens themselves, or any offering or distribution of Solana tokens, constitutes a security. At most, Solana’s legal status as a security remains unresolved. In fact, Judge Amy Berman Jackson in Binance expressly refused to address the Commission’s allegations that Solana and thirteen other tokens not issued by Binance affiliates were securities, stating: “[I]t would be highly irregular to do so, since [inter alia] the issuers are not parties to this action and have not had an opportunity to weigh in on the claims that the offerings satisfy the requirements of an ‘investment contract’ or security…”4 In response to the court’s ruling in Binance, the Commission recently informed the court that “it intends to seek leave to amend its Complaint, including with respect to the ‘Third Party Crypto Asset Securities’”, including Solana tokens, which the Commission represented to the court will “obviate[e] the need for the Court to issue a ruling as to the sufficiency of the allegations as to those tokens at this time
1 SEC v. Binance Holdings Limited, No. 23-cv-1599 (ABJ) 2024 WL 3225974 (D.D.C. Jun. 28, 2024).
2 SEC v. Coinbase, Inc., 23 Civ. 4738 (KPF), 2024 WL 1304037 (S.D.N.Y. Jun. 6, 2023).
3 SEC v. Payward, Inc., 23 Civ. 6003 (WHO) (N.D.Cal. Nov. 20, 2023).
4 SEC v. Binance Holdings Limited, 2024 WL 3225974, at *28

CLIFFORD CHANCE US LLP
Ms. Sandra Hunter Berkheimer, Esq.
Mr. Austin Stanton, Esq.
United States Securities and Exchange Commission
August 12, 2024

.”5 (emphasis added). Apart from undermining the Staff’s reliance in the Comment Letter on the allegation in the Commission’s Binance complaint that Solana tokens are securities as the basis for requesting that the Trust withdraw its Registration Statement, the Commission’s apparent reversal of its own prior position in Binance underscores the uncertainty that exists as to the legal status of Solana tokens, and illustrates the pitfalls of a rush to judgment over the issue without permitting the judicial process to run its course.6
Contrary to the Staff’s position, under the weight of existing judicial authorities and given the lack of a judicial determination on the issue as of the date hereof, we do not believe that Solana tokens, when purchased by the Trust on the secondary market, constitute investment contracts or any other type of securities. Instead, under present law, we believe Solana may be deemed a spot commodity under the CEA and regulated accordingly, as discussed below.
Courts have consistently held that digital tokens themselves are not securities
As the Binance court observed, “several of the district courts presented with SEC enforcement actions involving crypto currencies have taken pains to differentiate the alleged investment contracts from the tokens themselves.”7 For instance, in the SEC’s lawsuit against Ripple, the court wrote that, in prior jurisprudence applying the Howey test to investment contracts involving non-securities underlying assets such as orange groves, whiskey casks, pay phones, condominiums, beavers, and, in the case of SEC v. Telegram, digital tokens, “[i]n each of these cases, the subject of the investment contract was a standalone commodity, which was not itself inherently an investment contract . . . [similarly] XRP, as a digital token, is not in and of itself a “contract, transaction[,] or scheme” that embodies the Howey requirements of an investment contract.”8 The subject of the investment contract was just an ordinary commodity – an orange grove, whiskey cask, pay phone, condominium, beaver, or digital token – standing alone. Applying that logic, secondary sales of the subject of an investment contract (but not itself the investment contract) by persons unaffiliated with the issuer are ordinarily not securities transactions. And
5 Binance, No. 23-cv-1599, Dkt. No. 253 (D.D.C. Jul. 30, 2024).
6 Given the lack of a judicial determination on the issue as of the date hereof and the attendant uncertainty over the legal status of Solana tokens as securities, we believe the Staff’s assertion that the Trust appears to meet the definition of an investment company solely by virtue of holding Solana tokens is premature. If the Staff believes that Solana tokens are securities, we agree with the Binance court that the Commission should seek a judicial determination on that issue in a proceeding involving the putative issuer—Solana.
7 Id. at *10.
8 SEC v. Ripple Labs, Inc., 682 F. Supp. 3d 308, 323 (S.D.N.Y., 2023), motion to certify appeal denied, 697 F. Supp. 3d 126 (S.D.N.Y. 2023) (first citing SEC v. W.J. Howey Co., 66 S.Ct. 1100 (1946); then citing Glen-Arden Commodities, Inc. v. Costantino, 493 F.2d 1027 (C.A.N.Y. 1974); then citing SEC v. Edwards, 540 U.S. 389 (2004); then citing Hocking v. Dubois, 885 F.2d 1449 (C.A.9 (Nev.), 1989); then citing Continental Marketing Corp. v. SEC, 387 F.2d 466 (C.A.Utah 1967); and then citing SEC v. Telegram Group Inc., 448 F.Supp.3d 352 (S.D.N.Y., 2020)).

CLIFFORD CHANCE US LLP
Ms. Sandra Hunter Berkheimer, Esq.
Mr. Austin Stanton, Esq.
United States Securities and Exchange Commission
August 12, 2024

indeed, resales of orange groves, whiskey casks, pay phones, condominiums and beavers are not regulated under the federal securities laws. In Binance, despite finding that sufficient facts had been alleged in respect of certain initial distributions of tokens issued by Binance (namely “BNB tokens”) to survive a motion to dismiss, the court nevertheless stated: “[T]he government’s reliance on the assertion that ‘[t]he crypto assets are the embodiment of the investment contract’. . . is not enough, standing alone, to bring secondary sales of BNB [tokens issued by Binance] under the investment contract rubric… Insisting that an asset that was [once] the subject of an alleged investment contract is itself a “security” as it moves forward in commerce and is bought and sold by private individuals…is a departure from the Howey framework.”9 (emphasis added).
Courts have consistently held that transactions in tokens on the secondary market by parties other than the issuer are not securities transactions even if an initial offering and distribution of the tokens by the issuer were a securities offering, unless there are specific additional facts suggestive of an investment contract relationship as to those secondary transactions. For example, in the Commission’s litigation with the issuers of the LBRY token, the court found an investment contract as to the primary token offering and sale by the issuer. But the court nevertheless explained during oral argument that it “did not necessarily follow” that the token that was the subject of the investment contract was itself the security. The court then explained that secondary sales of the token should not necessarily be regulated under the federal securities laws. The court expressly declined to rule that the resale of such tokens was regulated under the securities laws, recognizing that tokens may have consumptive uses and that the resale of such tokens should potentially be regulated as a transaction in commodities rather than securities:
[T]his issue of secondary acquirers of LBC [tokens] . . . is an issue that has been of concern to me from the beginning . . . it, does not necessarily follow that the token is the security that is restricted . . . [the issue was] whether these particular offerings of the token were securities offerings, and I said that they were. That does not necessarily mean that every . . . resale of the token violates the Securities Act because it’s a restricted security. . . there are a lot of tokens that have consumptive use that maybe ultimately should be regulated as a commodity rather than as a security. . . I can be absolutely clear I’m not going to do anything to restrict resales of LBC [tokens] in this case, because the SEC had its chance to argue that in front of me, and they are not arguing it. So, to the extent that somebody has some kind of concern that this Court is going to restrict resales of LBC [tokens], I’m not.10
9 SEC v. Binance Holdings Limited, 2024 WL 3225974, at *22.
10 Transcript of Motions Hearing Before Judge Paul J. Barbodoro at 24:25, 25:1-20, 26:6-11, SEC v. LBRY Inc., Case No. 1:21-cv-260-PB, Dkt. 105 (D.N.H. Jan. 30, 2023) (emphasis added).

CLIFFORD CHANCE US LLP
Ms. Sandra Hunter Berkheimer, Esq.
Mr. Austin Stanton, Esq.
United States Securities and Exchange Commission
August 12, 2024

We respectfully submit that the same result should attach here. Solana tokens themselves are assets with a consumptive function. Much like users of the Ethereum blockchain and its native token, Ether, users of the Solana blockchain and users of programs and applications built on Solana use Solana tokens to pay for the use of the collective computing power of the Solana blockchain network. That computing power is used for a variety of purposes, including to execute transactions or smart contract code and to store data on the blockchain, and to record transactions on the blockchain. As such, even assuming arguendo that Solana tokens were issued in transactions that involved investment contracts (which the Trust does not concede), the Solana tokens themselves would still merely be the subject of the investment contract, not themselves the investment contract, and consequently not securities. Consistent with the Binance, Ripple, and LBRY precedents discussed above, the Solana tokens should not themselves be regulated as securities when transacted on the secondary market by a passive entity like the Trust which is completely unaffiliated with any issuer of Solana.
In sum, we respectfully submit that the Staff’s assertion in the Comment Letter that “Solana meets the definition of a security under the federal securities laws”, is inconsistent with the weight of existing judicial authorities. As such, we respectfully submit that the Trust does not qualify as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”) solely by virtue of holding Solana tokens. Consistent with the Trust’s position, on numerous occasions the Staff has recognized that an investment vehicle holding digital tokens that are not securities is not an investment company.11 Instead of registering under the Investment Company Act, we respectfully submit that the Trust is appropriately categorized instead as a commodity-based trust and the offering of the Trust’s interests is appropriately registered with the Commission under the Securities Act of 1933 on Form S-1. We further explain the basis for our views below.
Solana may be a commodity under the CEA
We believe that Solana tokens may be considered a spot commodity under the CEA. As the native digital asset of the Solana network, Solana is a virtual currency used to pay for network computational resources (transaction fees, validation, etc.) and other goods and services on the Solana blockchain, which is a so-called “Layer 1” blockchain which serves as the back-end infrastructure on top of which user-facing applications are built,
11 See, e.g., Letter from Brent J. Fields, Associate Director, SEC Disclosure Review and Accounting Office, dated Oct. 1, 2019, to Cipher Technologies Management LP, Re: Cipher Technologies Bitcoin Fund Registration Statement on Form N-2 (filed May 13, 2019), Pre-Effective Amendment No. 1 (filed Sept. 11, 2019) (“[W]e disagree with your conclusion that bitcoin is a security. We think that conclusion is incorrect under both the reasoning of SEC v. Howey and the framework that the staff applies in analyzing digital assets … Accordingly, because Cipher intends to invest substantially all of its assets in bitcoin as currently structured, it does not meet the definition of an “investment company” under the Investment Company Act and it has inappropriately filed on Form N-2”), available online at <https://www.sec.gov/Archives/edgar/data/1776589/999999999719007180/filename1.pdf>

CLIFFORD CHANCE US LLP
Ms. Sandra Hunter Berkheimer, Esq.
Mr. Austin Stanton, Esq.
United States Securities and Exchange Commission
August 12, 2024

and within applications and smart contracts running on the Solana blockchain. By combining the recordkeeping system of the Solana blockchain with a flexible execution environment that is programmable and can be used to implement sophisticated logic and execute a wide variety of instructions, the Solana network is intended to act as a foundational infrastructure layer that users can build their own custom software programs on top of (instead of using centralized web servers), with users paying fees in the network’s native digital asset, Solana tokens, for the computational resources consumed by running their programs on the Solana network. In combining a blockchain network as a recordkeeping system with a programmable execution environment that can implement effectively any code that users instruct it to, Solana is functionally very similar to the Ethereum network, another Layer 1 blockchain which enables users to pay for network computational resources and other goods and services using its native digital asset, Ether, as the payment mechanism. In fact, the market views Solana and the Solana network as a direct competitor of Ether and the Ethereum network.12 Functionally, Solana tokens perform the same role as Ether tokens on their respective Layer 1 networks, which raises the question: On what basis has the Staff distinguished Ether from Solana when implicitly conceding that the former is not a security but the latter is?13
The CEA defines a “commodity” as certain enumerated agricultural commodities as well as “all other goods and articles . . . and all services, rights, and interests . . . in which contracts for future delivery are presently or in the future dealt in”.14 Thus, broadly speaking, to qualify as a commodity for purposes of the CEA, something must serve as an underlying reference asset for a futures contract. A number of lower courts have held that, when applying the CEA to digital tokens, all virtual currencies as a class are classified as spot commodities if there is a futures contract referencing one token that is a member of that class. Under the logic of those decisions, since Ether is a virtual currency, if there are futures referencing Ether, then every other virtual currency is considered a “spot commodity” if it is part of the same class as Ether. For example, in the seminal 2018 case of CFTC v. My Big Coin, the promoters of My Big Coin argued that My Big Coin tokens are not spot commodities under the CEA because there are no futures contracts specifically referencing My Big Coin tokens. Judge Rya Zobel in the District of Massachusetts rejected this argument, likening different digital tokens issued by differ
12 See, e.g., The Top ‘Ethereum Killers’ Compared, COINDESK, Aug. 11, 2022 (listing Solana, among others), available online at https://www.coindesk.com/tech/2022/02/10/the-top-ethereum-killers-compared/. See also Dan Smith, Why L1 Blockchains are Valuable, Blockworks Research (Sept. 27, 2023, https://app.blockworksresearch.com/research/why-l1-blockchains-are-valuable). Solana Ecosystem Update, Blockworks Research (Jan. 4, 2024, https://app.blockworksresearch.com/research/solana-ecosystem-update) Ceteris, Solana the Monolith, Delphi Research (May 31, 2023, https://members.delphidigital.io/reports/solana-the monolith) Patrick Bush, Matthew Sigel, Base, Bear, Bull Case: Solana Valuation by 2030, VanEck (Oct. 27, 2023, https://www.vaneck.com/us/en/blogs/digital-assets/matthew-sigel-vanecks-base-bear-bull-case-solana-valuation-by-2030/)
13 By approving Ether exchange-traded products as commodity-based trusts that are not registered as investment companies under the Investment Company Act of 1940 and instead whose offerings are registered solely under the Securities Act of 1933, the Commission has tacitly acknowledged that Ether tokens are not securities.
14 Commodity Exchange Act §1a(9).

CLIFFORD CHANCE US LLP
Ms. Sandra Hunter Berkheimer, Esq.
Mr. Austin Stanton, Esq.
United States Securities and Exchange Commission
August 12, 2024

ent issuers (like Ether and Solana) to natural gas delivered at different hubs (e.g., Henry Hub, Louisiana versus the West Coast):15
“In a series of cases involving natural gas, courts have repeatedly rejected arguments that a particular type of natural gas was not a commodity because that specific type was not the subject of a futures contract . . . Rather, the courts held that because futures contracts in natural gas underlaid by gas at Henry Hub, Louisiana were dealt in, and because natural gas is “fungible” and may move freely throughout a national pipeline system, this was sufficient to show that natural gas, including the types at issue in these cases, was a commodity. See Brooks, 681 F.3d at 694-95 (observing that “it would be peculiar that natural gas at another hub is not a commodity, but suddenly becomes a commodity solely on the basis that it passes through Henry Hub, and ceases to be a commodity once it moves onto some other locale”); Futch, 278 F. App’x at 395 (noting that “Henry Hub is the nexus of several major natural gas pipelines” and focusing on “the type of commodity in question, natural gas”); Valencia, 2003 WL 23174749 at *8 (noting that “natural gas is fungible” and finding that “natural gas for delivery on the West Coast or otherwise, is a commodity.”). Taken together, these decisions align with plaintiff’s argument that the CEA only requires the existence of futures trading within a certain class (e.g. “natural gas”) in order for all items within that class (e.g. “West Coast” natural gas) to be considered commodities. Here, the amended complaint alleges that My Big Coin is a virtual currency and it is undisputed that there is futures trading in virtual currencies (specifically involving Bitcoin). That is sufficient, especially at the pleading stage, for plaintiff to allege that My Big Coin is a “commodity” under the Act.”
A number of other courts have chosen to follow the holding of My Big Coin.16 Thus, under the logic of those decisions, just as there is no need for futures to reference the specific delivery hub for all natural gas as a class to be considered a spot commodity under the CEA, similarly there is no need for all digital tokens that are a member of a specific class (specifically, virtual currency) to each individually serve as the underlier for specific futures contracts – for the class of virtual currencies; rather, it is sufficient for a futures contract to reference a single member of that class (such as Ether) in order for all membe
15 Commodity Futures Trading Comm’n v. My Big Coin Pay, Inc., 334 F. Supp. 3d 492, 497–98 (D. Mass. 2018)
16 See, e.g., Commodity Futures Trading Commission v. Sam Ikkurty et al, No. 1:2022-cv-02465, Dkt. No. 369 (N.D. Ill. 2024), at 11-12 (“[I]t is undisputed that Defendants invested a substantial amount of customer funds into OHM and Klima, two non-Bitcoin virtual currencies that qualify as commodities . . . See CFTC v. My Big Coin Pay, Inc., 334 F. Supp. 3d 492, 498 (D. Mass. 2018) (finding non-Bitcoin virtual currency is a commodity because “the CEA only requires the existence of futures trading within a certain class (e.g. “natural gas”) in order for all items within that class (e.g. “West Coast” natural gas) to be considered commodities.”). Considering the above circumstances, the Court finds that there is no genuine dispute that Defendants transacted in cryptocurrencies that qualify as commodities under the CEA”)

CLIFFORD CHANCE US LLP
Ms. Sandra Hunter Berkheimer, Esq.
Mr. Austin Stanton, Esq.
United States Securities and Exchange Commission
August 12, 2024

rs of that class (such as Solana) to be considered spot commodities under the CEA.
Accordingly, because Ether and Solana from a functional standpoint are virtually indistinguishable, as the native digital assets of Layer 1 blockchains serving as the currency through which a variety of payments related to the functioning of the network are made, we believe both would qualify as members of the class of virtual currencies. Since futures contracts are currently traded on Ether, making Ether undisputedly a commodity under the CEA definition, we believe under the logic of the authorities cited above that Solana may also be deemed a spot commodity because Solana is a member of the same class of virtual currencies as Ether. This bolsters our belief that the Trust holds commodities, not securities, and is appropriately categorized as a commodity-based trust, not an investment company, and that the offering of the Trust’s interests is appropriately registered with the Commission under the Securities Act of 1933 on Form S-1.
Conclusion
For the foregoing reasons, we respectfully decline to withdraw the Trust’s Registration Statement at this time and request that Staff reconsider its position that the Trust should be registered as an investment company under the Investment Company Act.
Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180.
Very truly yours,
/s/ Clifford R. Cone
Clifford R. Cone

cc:
Jan F. van Eck, VanEck Digital Assets, LLC.
Jonathan R. Simon, VanEck Digital Assets, LLC
Matthew A. Babinsky, VanEck Digital Assets, LLC
Jason D. Myers, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP
Benjamin Peacock, Clifford Chance US LLP
Tae Ho Cho, Clifford Chance US LLP